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February 2, 2010

VIA EDGAR, UPS AND FACSIMILE – (202) 772-9202

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

John Harrington, Staff Attorney

Kyle Moffatt, Accountant Branch Chief

Kathryn Jacobson, Staff Accountant

Re:	ReachLocal, Inc.

Registration Statement on Form S-1 (Registration No. 333-163905)

Ladies and Gentlemen:

On behalf of ReachLocal, Inc. (the “Company” or “ReachLocal”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2009 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes eight copies of Amendment No. 1, four of which have been marked to show changes from the filing of the Registration Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by facsimile on January 15, 2010 from the staff of the Commission (the “Staff”). In addition, Amendment No. 1 has been revised to improve the Executive Compensation section by simplifying disclosure in a number of places and to correct certain calculation errors elsewhere in the initial filing. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted below.

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, the size of the offering, and selling shareholder information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Company respectfully advises the Staff that it is in the process of obtaining all other information it is not entitled to omit under Rule 430A, including the anticipated price range information, the size of the offering and selling stockholder information. The Company confirms that once it has obtained this information, it will revise the disclosure in the Registration Statement to reflect such information as soon as practicable in order to allow the Staff sufficient time to review its complete disclosure.

2.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Response: The Company respectfully advises the Staff that it will inform the Staff whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA as soon as practicable. The Company confirms that it will ensure that the Staff receives a copy of the letter or a call from FINRA informing the Staff that FINRA has no additional concerns prior to the effectiveness of the Registration Statement.

3.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment you may be submitting in connection with the filing of your exhibits.

Response: The Company has filed several of the exhibits with Amendment No. 1. In addition, the Company respectfully advises the Staff that it will file additional exhibits, including its legality opinion and underwriting agreement, with subsequent amendments. The Company further advises the Staff that it will file all remaining exhibits and any requests for confidential treatment as early as possible in order to provide the Staff with sufficient time to review and comment.

4.	If you intend to insert graphics into your prospectus, please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response: The Company respectfully advises the Staff that it will provide to the Staff on a supplemental basis copies of the artwork it intends to use in the prospectus as soon as such materials become available.

5.	We note that you cite to third-party industry research in various places in your prospectus, including the Prospectus Summary and the Business section. Please provide us marked copies of such research, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been specifically prepared for this filing, file a consent from the party.

Response: Contemporaneously with this filing, the Company is providing supplementally to the Staff a Supplemental Binder containing (1) marked copies of all third-party research cited in various places in the prospectus, (2) a table including the cross-references requested by the Staff and identifying the documents that are publicly available and (3) consents to reference the reports prepared for the Company in the Registration Statement that are not publicly available.

6.	Please note that you will be required to comply with the recent amendments to Regulation S-K Items 401 and 402 (as required by Form S-1 Items 11(k) and (l)) in order for your registration statement to be declared effective on or after February 28, 2010. Please refer to the Proxy Disclosure Enhancements Transition C&DI available on our website at http://www.sec.gov/divisions/corpfin/guidance/pdetinterp.html.

Response: In response to the Staff’s comment, the Company has added disclosure to the “Management” and “Executive Compensation” sections to comply with certain of the recent amendments to Regulation S-K Items 401 and 402 and will add further disclosure in its next amendment to the Registration Statement to ensure that it is in compliance with these requirements prior to effectiveness.

7.	Please balance your disclosure of revenue increases in recent periods by disclosing losses from operations during those periods.

Response: In response to the Staff’s comment, the Company has added language to the “ReachLocal Overview” section of the Prospectus Summary on page 1 and the Business section on page 61 to balance the disclosure of revenue increases in recent periods by disclosing losses from operations during those periods.

8.	We note that nearly all of the media you purchase is purchased from Google, Yahoo! and Microsoft. We also note your description of certain terms of your current contracts with these suppliers. Since it seems like your business is substantially dependent on these relationships, please explain to us why you do not believe these contracts are required to be filed as exhibits pursuant to Regulation S-K Item 601(b)(10)(ii)(B).

Response: In responding to the Staff’s comment, the Company acknowledges that under Regulation S-K Item 601(b)(10), contracts not made in the ordinary course of business which are material to the registrant are required to be filed as exhibits to the registration statement. The Company notes that Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if the contract is such as “ordinarily accompanies the kind of business conducted by the registrant,” it will be deemed to have been made in the ordinary course of business and need not be filed unless the contract is, among other things, one “upon which the registrant’s business is substantially dependent.” The Company has concluded that, while its relationships with Google, Yahoo! and Microsoft are material to the Company’s business, these contracts are not required to be filed because (1) each such contract is such as ordinarily accompanies the kind of business conducted by the Company and (2) the Company’s business is not substantially dependent on these contracts.

As disclosed in the Registration Statement, the Company’s business is dependent upon the purchase of media from Google, Yahoo! and Microsoft. However, the purchase of such media is not dependent upon any negotiated contract. Rather, purchasers of media from these sources, such as the Company, agree as part of the purchase to certain non-negotiable terms and conditions specified by the vendors, and these terms and conditions are applicable industry-wide. In essence, it is a contract of adhesion, the filing of which would add little or nothing to an investor’s understanding of the Company’s business. Because the media purchased by the Company is generally commercially available pursuant to these standard terms and conditions, the Company respectfully submits that such terms and conditions are not in the nature of a contract upon which its business is substantially dependent.

In addition to the standard terms and conditions, the Company has other agreements with these vendors that allow the Company to be designated as a particular category of “reseller” and therefore may entitle the Company to receive rebates or other similar benefits and to use certain of the vendors’ intellectual property. In all cases, however, these contracts are also largely non-negotiable, and, in the Company’s view, are similar to contracts customarily used in the search engine marketing industry. More generally, as the primary purpose of these contracts is simply to allow the Company to sell the vendor’s media, each of the Company’s agreements with Google, Yahoo! and Microsoft are, in the Company’s view, contracts of the type that “ordinarily accompany” this kind of commercial relationship.

The Company acknowledges that a registrant’s business would be considered to be substantially dependent on a contract ordinarily accompanying its business if, as a result of the loss of the contract, the registrant’s business, operations, financial results or financial position would be materially impacted. If any of the reseller agreements with Google, Yahoo! or Microsoft were terminated, the Company would lose certain benefits associated with its designation as a third-party reseller of media, including the potential for certain rebates and financial incentives. However, as described in more detail in the Company’s response to the Staff’s comments Nos. 9 and 15, the Company has concluded that its operations would not be materially harmed if it were to lose these benefits, rebates and financial incentives.

For these reasons, the Company believes that it is not required to file any of its contracts with Google, Yahoo! or Microsoft.

9.	We note that Internet search companies require you to acquire from them a specific percentage of your aggregate search engine media purchases in certain international markets. As appropriate, please disclose any minimum purchase commitments that you may have under contractual obligations on page 58.

Response: The Company respectfully advises the Staff that the requirements from Internet search companies to acquire from them a specific percentage of the Company’s aggregate search engine media purchases in certain international markets referenced in the initial Registration Statement are in exchange for preferential access, rebates or other financial incentives and are therefore not fixed purchase obligations that would be required to be disclosed pursuant to Regulation S-K Item 303(a)(5)(i). The Company believes that these rebates and financial incentives are ancillary to the agreements with these companies and immaterial to the financial results of the Company. If these contracts were terminated and the Company were to lose these rebates and financial incentives, the Company’s operations would not be materially harmed. The Company respectfully directs the Staff to its response to the Staff’s comment No. 15 for additional information regarding rebates and financial incentives.

In contrast, the Company advises the Staff that it is subject to purchase obligations pursuant to a contract effective during the first quarter of 2010 with an Internet search company in one of its international markets and has revised the disclosure on page 60 to reflect these purchase obligations.

10.	We note your disclosure about risks relating to client retention. So that investors may better assess this risk, please discuss how client retention rates have materially impacted your results of operations in the past. Please include quantitative information, such as a measurement of “churn” or similar, to the extent practicable and material. In your MD&A, discuss any material trends in client retention rates.

Response: The Company acknowledges that maintaining and growing its base of clients will be a key driver of its future financial performance and that, accordingly, it is important to provide investors with reliable and meaningful disclosure regarding its client base. To that end, the Company has disclosed two operating metrics, Active Advertisers and Active Campaigns, that management uses to track business performance and that management believes will help investors understand the Company’s performance in maintaining and growing its client base. The Company has given substantial thought to the utility of these operating metrics relative to other potential metrics, including “churn,” and believes that Active Advertisers and Active Campaigns provide the best combination of reliable, accessible and meaningful information for investors.

In respect of “churn” specifically, the Company concluded that it could not devise a measurement of churn that would be reliable and meaningful to investors because of the inapplicability of the common definition of churn to the Company’s business. The Company respectfully submits that “churn,” as commonly thought of, is a measure of a business’ ability to retain customers with the need for continual service at more or less standard rates, such as that of a mobile phone carrier or a cable television provider. By contrast, SMB marketing of the type provided by the Company is often more sporadic, with short-term agreements and clients starting and stopping campaigns based on budgets, evolving objectives, product or service offers and other factors. For example, the Company’s clients may suspend advertising for seasonal reasons, such as a heating contractor that may choose only to advertise during winter months. Other clients may only advertise periodically, such as a retailer seeking to drive awareness of special sales or promotions. These factors led the Company to conclude that a calculation of churn based on continuing client activity inaccurately reflects actual client retention. The Company also concluded that rate-measuring methodologies of client count and client spend can be misleading. Calculating churn rates using client count can grossly understate or overstate the actual financial impact of client churn, as losing a client that spends $500 per month differs significantly from losing a client that spends $2,000 per month. Calculating churn rates using client spend can be similarly misleading, as a client that increases its monthly spend from $1,000 per month to $2,000 per month would result in a negative churn rate. For these reasons, the Company believes that Active Advertisers and Active Campaigns are more meaningful measures of its ability to maintain and grow its base of clients than any reasonably determinable measure of “churn.”

11.	Please disclose the percentage of your revenues derived from your international operations.

Response: In response to the Staff’s comment, the Company has added language to page 17 to disclose the percentage of revenues derived from its international operations. In addition, the Company advises the Staff that revenue by geographic region, including revenue from international operations, is disclosed on page F-33.

12.	Please tell us more in detail and disclose the additional systems that you implemented to automate a significant portion of your consolidation and reporting process and how you accounted for the related costs of this automation.

Response: In response to the Staff’s comment, the Company has added language to page 18 to provide more detail and disclose the additional systems implemented to automate a significant portion of the Company’s consolidation and reporting process. Costs related to the Company’s new Oracle Hyperion financial reporting system primarily relate to purchased hardware, software, and third party consulting fees. The Company accounts for costs to develop this system in accordance with ASC 350-40, Intangibles—Internal Use Software. Accordingly, it has capitalized the purchased hardware and software related to the system in accordance with its capitalization policy as described in Note 2 to the Company’s consolidated financial statements. Costs of the third party consulting fees were reviewed and separated between planning stage activities and development stage activities. Planning stage activities amounted to $65,000 and were expensed as operating costs. Development stage activities, which consisted of hardware and software installation, configuration and code development, were approximately $200,000 as of September 30, 2009 and were capitalized as assets not placed in service as described in Note 5 to the Company’s consolidated financial statements.

13.	We note that several website hosting companies have blocked traffic from your reverse proxy servers and thus prevented you from providing full tracking services to a group of clients. Please explain why these companies blocked traffic and provide more information, including quantitative information to the extent practicable, regarding the extent to which this impacted your business.

Response: The Company believes that the primary reason these website hosting companies blocked traffic is because these companies’ systems detected a large amount of traffic emanating from IP addresses associated with the Company’s servers that may have triggered responses to limit and/or to suspend traffic from the Company’s IP addresses. Specifically, as described in the Registration Statement, the Company’s reverse proxy technology routes traffic to a client’s website through the Company’s servers, enabling the Company to track a web user’s activity on behalf of the client while the user accesses the client’s website. When a web user visits a client’s website directly, it is the web user’s IP address that is passed to the website’s hosting company. However, when a web user visits a client’s website through the Company’s proxy server, it is the Company’s block of IP addresses that is passed to the website’s hosting company. Because the Company is serving thousands of Active Campaigns at any given time, a surge in marketing activity on behalf of the Company’s clients can appear as a high volume of traffic emanating from IP addresses associated with the Company’s servers. While the Company is actually operating on behalf of a multitude of clients and routing traffic on behalf of a multitude of web users, the website hosting company may perceive the Company as a single actor initiating what these companies might interpret as an unusual amount of activity, which may result in these companies’ systems blocking or suspending traffic from the Company’s servers. The Company does not believe that any of these incidents was material, as in each case the clients blocked comprised less than 1% of the Company’s Active Advertisers.

14.	Tell us more in detail the nature of the sales tax exemption that precludes taxation on the products and services that you sell, in particular revenues associated with the sale of tangible media products.

Response: The Company is primarily engaged in providing a broad range of online advertising products and services that are customized to meet the advertising needs of each particular client, and which generally include the delivery of online media from third party publishers. As a general rule, states impose sales tax on the sale of tangible personal property. The Company respectfully advises the Staff that it does not engage in the sale of tangible media products and that no tangible media products are delivered as part of its products and services.

Generally, in instances where the Company’s clients require digital content such as web banners, the Company refers these clients to third party vendors. The Company is not a financial intermediary in these transactions, and it generally receives no remuneration for such referrals. On an isolated and infrequent basis, the Company provides basic artistic and content development support to clients in connection with their ad campaigns, such as the development of a web banner, but these ancillary services are incidental and the value of these items is de minimis relative to the overall fee for the Company’s online advertising services.

The Company continues to monitor potential tax law changes in the relevant state, local and foreign jurisdictions, including in those limited number of states (fewer than ten) that currently tax certain types of professional services (such as consulting and media services), as well as changes in its business offerings, and will revise its sales and transaction tax collection efforts as appropriate to respond to future developments in this area.

15.	Please disclose how significant the rebate and incentive programs offered by some publishers, as described in the last paragraph on page 39, have been to your results of operations in recent periods. Also explain the significance of any other material benefits of your special designation as a third-party seller of media provided by Google, Yahoo! and Microsoft.

Response: In response to the Staff’s comment, the Company has added language to pages 50 and 53 to disclose how significant the rebate and incentive programs offered by some publishers have been to its results of operations in recent periods. In addition to the possibility of publisher rebates and incentives, the designation as a third-party reseller of media provided by Google, Yahoo! and Microsoft provides the Company with reduced costs of access to the publishers’ application programming interfaces (“APIs”) and access to certain APIs not available to companies that are not designated as a third-party reseller. In addition, these contracts confer certain trademark benefits. For instance, under the Company’s contract with Yahoo!, the Company is permitted to refer to itself as a “Yahoo! Strategic Local Ambassador.” The Company supplementally advises the Staff that the Company does not believe that these reduced costs, whose financial impact represents less than 1% of the Company’s overall cost of revenue, the access to additional APIs, and the rights to special designations are material to the Company’s business.

16.	We note the significance of growth in IMCs, particularly Upperclass IMCs, to your business model. Please identify and discuss any material trends, beyond hiring practices, that impact the growth of IMCs, such as trends in the attrition rate of Underclassmen (i.e. the percentage of Underclassmen that do not become productive Upperclassmen).

Response: In response to the Staff’s comment, the Company has added disclosure to pages 41 and 42 to discuss additional factors which influence the percentage of Underclassmen who become Upperclassmen. As noted in the Company’s revised disclosure, most Underclassmen attrition is involuntary, and the principal factor affecting the number of Underclassmen that become Upperclassmen has been the productivity of Underclassmen, which is measured against performance criteria that are established by the Company. The Company revises these criteria from time-to-time as circumstances merit and does not operate its business with a view toward achieving a specific number of Underclassmen that become Upperclassmen. More generally, the key factors affecting Underclassmen productivity are similar to those affecting Upperclassmen, and include macroeconomic conditions, the number of products they sell, and, to a lesser extent (as Underclassmen, on average, have fewer clients than Upperclassmen), their capacity to acquire new clients. The Company currently addresses these factors in the Business Model, Operating Metrics and Trends section of MD&A.

17.	We note that your revenue arrangement consists of multiple elements which are priced “based on a package pricing model in which … clients commit to a fixed fee that includes the media; the optimization, reporting and tracking technologies of the RL Platform; and the personnel dedicated to support and manage their campaign; the sale of your TotalTrackProducts; and set-up, management and service fees associated with these products and other services.” Please tell us how you applied ASC Topic 605-25 in connection with revenues recognized based on your package pricing model.

Response: The Company believes that the key provisions of ASC Topic 605-25, as it pertains to multiple elements of arrangement, can be summarized as follows:

Unit of Accounting

Under the model in Subtopic 605-25, a delivered item or items shall be considered a separate element for accounting purposes if all of the following conditions are met:

a. The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

b. There is objective and reliable evidence of the fair value of the undelivered item(s).

c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

If all of these conditions are met, the delivered item(s) must be treated separately for accounting purposes. An entity does not have the option to bundle elements that otherwise satisfy these conditions.

Application of ASC Topic 605-25:

As discussed in detail above, ASC Topic 605-25 provides that for an element of revenue to be disaggregated and accounted for separately, the related item giving rise to the revenue must be separately deliverable and returnable by the client. The Company respectfully submits to the Staff that it appropriately treats all of its products and services as integral to each delivery of a ReachSearch, ReachDisplay, remarketing or TotalTrack product or service, as neither of the separation criteria of ASC Topic 605-25 is met. As such, the Company respectfully submits to the Staff that it accounts for the revenue associated with each such sale as an aggregate unit.

The Company sells four primary products and services: ReachSearch, ReachDisplay, remarketing and TotalTrack. Each product or service offered by the Company is sold under a separate agreement with the client and is subject to a separately quoted price arrangement, documented in a separate agreement. In many cases, the Company will also charge set-up, management or other service fees associated with a particular product or service as agreed to and documented in the related client agreement. For each product or service sold by the Company, an advertising campaign is identified and separately managed. Each advertising campaign is composed of a number of cycles that each has a duration of approximately 30 days (the timing being variable due to the intricacies and nature of internet advertising). The agreement for the product or service identifies the particular individual product or service sold, the accepted price, payment terms and the number of cycles (or term) of the agreement.

The fulfillment of each client advertising campaign requires multiple processes which are integrated into all of the Company’s products and services: the creation of campaign settings and specifications; the acceptance (or creation of text ads for ReachSearch campaigns) of the required Internet media; automated keyword bidding and ad placement effected through the Company’s proprietary algorithms and technology, as well as the publishing of the applicable Internet advertising; tracking consumer responses to advertisements; optimization and analysis of the campaign; and reporting and tracking of results to the Company’s client. The majority of these required activities are delivered by the Company’s integrated technology and monitored by its marketing and operations staff. In addition, while the Company allows its clients to disable certain technology features for those clients that prefer not to use them, there is no reduction or change in the price offered to clients when such features are disabled. As a result, the Company does not believe that its clients can disaggregate or separately acquire its products or services. Therefore, consistent with the fundamental rules of ASC Topic 605-25 discussed above, the Company respectfully submits to the Staff that (1) its products and services cannot be separately delivered or independently purchased, (2) that all of its products and services are dependent upon one another and (3) that the price for each ReachSearch, ReachDisplay, remarketing or TotalTrack package should not be disaggregated into separate elements for the purpose of revenue recognition.

In addition, the Company respectfully submits to the Staff that separately stated set-up, management, and service fees are integral to the specific product or service sold and as such cannot be disaggregated from the contracted delivery of the related ReachSearch, ReachDisplay, remarketing or TotalTrack product or service. As a result, the Company supplementally advises the Staff that, consistent with ASC Topic 605-25, one-time set-up fees are recognized ratably over the term of each advertising agreement, and management or service fees that are charged on each campaign cycle under an advertising agreement are recognized ratably over the term of each applicable cycle.

18.	With respect to your ReachSearch and ReachDisplay products, tell us how you allocate the consideration to multiple elements within each campaign cycle. In this regard, we note related disclosure on your revenue recognition process in the last paragraph on page 43.

Response: The Company respectfully advises the Staff that each sale of ReachSearch or ReachDisplay, even if sold to the same client at the same time, is separately priced and contracted for in a separate advertising agreement, and no amounts are allocated or apportioned between the agreements. Therefore, the Company respectfully submits that under ASC 605-25, each of these sales is a separate element and should be accounted for separately and independently of one another.

19.	Citing additional performance conditions and customer acceptance terms, tell us why it is appropriate to recognize revenue “as the cost of the third-party media is incurred, which is upon delivery of the advertising.” Refer to SAB.T.13A.3(b)-(c).

Response: The Company notes SEC Staff Accounting Bulletin T.13A.3, which provides in part:

(b) Customer Acceptance. After delivery of a product or performance of a service, if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs.

(c) Inconsequential or Perfunctory Performance Obligations.

Question 1: Does the failure to complete all activities related to a unit of accounting preclude recognition of revenue for that unit of accounting?

Interpretive Response: No. Assuming all other recognition criteria are met, revenue for the unit of accounting may be recognized in its entirety if the seller’s remaining obligation is inconsequential or perfunctory.

The Company respectfully submits to the Staff that it is appropriate to recognize revenue “as the cost of the third-party media is incurred, which is upon delivery of the advertising,” in accordance with the provisions of SEC SAB T.13A.3 above, due to the reasons discussed below.

Customer Acceptance. As discussed in the Company’s Registration Statement and in the Company’s response to the Staff’s comment No. 17 above, each product or service offered by the Company is sold under a separate agreement with the client. Under these agreements, the Company makes no warranty with regard to the suitability or performance of its advertising, and no right of return exists. Occasionally, when a performance issue does become apparent, the Company may offer its clients a credit or reduction against future services or a refund of amounts for past services in order to maintain a healthy relationship with the affected client, although the Company is under no obligation to do so. Such credits and refunds generally represent less than 0.2% of revenues in the periods reported, and, as the clients have no contractual or other rights to such amounts, the Company reduces revenue currently for any amounts so offered. Therefore, the Company believes that the selling price is fixed and determinable and acceptance has occurred at the point the Company accepts the campaign and commences delivery of services through the purchase and delivery of Internet media as purchased from third parties.

Inconsequential or Perfunctory Performance Obligations. As discussed above and in the Company’s response to the Staff’s comment No. 17 above, all of the processes and ancillary services associated with the delivery of Internet advertising under the Company’s client agreements are integral to the delivery of a client’s advertising on the Internet. Delivery occurs at the moment a third party “clicks” on a paid search or when an impression caused by the display of a web banner ad occurs, which is the same moment that the Company incurs a cost for the acquisition of the media and records a liability to the applicable publisher. While a client campaign is active and the Company continues to purchase media to fulfill its products and services, the Company continues to monitor responses to its clients’ advertising, as such data is required to continue to optimize and effectively purchase under the campaign agreement until such time as the campaign is completed. Therefore, there is no incremental cost of maintaining and collecting that data for reporting. Further, throughout an active campaign’s term, the Company continues to report the performance of all activities during that campaign and earlier campaigns of a particular advertiser; therefore, again, there is no incremental cost to providing reporting on past activities. Should a client choose to discontinue its relationship with the Company, the Company generally provides, for a limited time, continued access to the existing campaign performance reports in the RL Platform.

The costs incurred by the Company in doing so are inconsequential relative to the other amounts incurred to provide service to the client and the amounts charged to the client. Therefore, under the terms and conditions of the Company’s agreements, the Company’s obligations have been performed upon the successful delivery of the campaign media, which is when the Company incurs a liability to the publisher that sold the media to the Company. Any obligations remaining after the delivery of the media under the particular product or service agreement are inconsequential and negligible in amount. As a result, the Company respectfully submits to the Staff that it appropriately accounts for revenue, consistent with SEC SAB T.13.A, “as the cost of the third-party media is incurred, which is upon delivery of the advertising.”

20.	Tell us the nature of the products and/or services that you provide to resellers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 to clarify that it currently provides all of its products and services to resellers, including ReachSearch, ReachDisplay, remarketing and TotalTrack.

21.	We note that the estimated fair value of your stock increased from $6.81 at April, 2009 to $10.43 at August, 2009. Please disclose in MD&A the following information relating to your issuances of stock options:

•	A discussion of the significant factors, assumptions and methodologies used in determining fair value;

•

A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. Please identify and quantify intervening developments at the company, which contribute to the difference between the deemed fair value of your common stock as of each grant date and the lowest expected offering price.

•	The nature of third party valuations, whether retrospective or contemporaneous, and how they weighed in your Board’s valuation results.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 46 to expand the discussion relating to issuances of stock options.

22.	We note that you track software development costs by project and by each release. Tell us the total costs that you incurred in developing the proprietary software for exclusive use of ReachLocal Australia and how you accounted for such costs in your financial statements. Tell us the nature of the contemporaneous documentation and frequency of collection of estimates that you relied on to validate the costs to be capitalized. In this regard, we note your disclosure on page 18 concerning significant deficiencies in your internal controls with respect to your processes for calculating costs to be capitalized for internally developed software.

Response: By way of background, the Company’s process for the development of proprietary software for exclusive use of ReachLocal Australia was to use its existing RL Platform as the code base and make enhancements to the code to allow the software to run in multiple territories. Although the enhancements the Company made to the software were for the immediate deployment in Australia, the Company developed the code so that it may have future releases in other territories (such as the UK in early 2008) without substantial future modifications of the code. The costs to develop the new platform were comprised primarily of the salaries, benefits, and taxes thereon of the Company’s employees who developed the new enhancements.

The Company supplementally advises the Staff that it capitalized approximately $140,000 of costs associated with the development of this proprietary software during fiscal year 2007. To determine the appropriate amount of costs to capitalize in accordance with ASC Topic 350-40, Intangibles—Internal Use Software, the Company captured on a monthly basis the costs by employee dedicated to the development phase of this release. The Company also reviewed and analyzed project documentation, including documented projects’ steps and tickets used by the development organization to manage the processes. It also performed inquiries with the executive management team responsible for the development process to determine the approximate time spent by each individual and the relative amount of work that was considered development activities versus maintenance of the existing code base. Based on this work, which in 2007 and 2008 the Company performed on an annual basis, the Company determined the percentage of employee time that should be capitalized and, as a result, calculated the amount capitalized as software development costs.

Since that time, the Company has improved its controls over this estimate by requiring the managers and directors of its development efforts to (1) provide monthly collection of the amount of time each individual works on each feature and enhancement that are application development stage activities as described in ASC Topic 350-40-55 and (2) provide a progress report of each particular project. These estimates are reviewed by the Company’s accounting department for reasonableness and compared to employee records to calculate the appropriate amount that should be capitalized.

Commencing in 2010, given the continued growth in the Company’s development activities and in recognition of the significant deficiencies in the Company’s internal controls, the Company commenced performing such data collection and analysis on a weekly basis. The Company believes that it will be able to continue to improve the accuracy of the information collected owing to the effects of reducing the impact of human frailty demonstrated through imperfect memory. The Company respectfully advises the Staff that it will continue to evaluate the effectiveness of this process and adjust accordingly.

23.	Please tell us how you determined your reporting units and how you allocated goodwill to such reporting units.

Response: The Company supplementally advises the Staff that it determined its reporting units by considering all of its operating segments. ASC 280-10 defines an operating segment as a portion of an enterprise:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses related to transaction with other components of the same enterprise);

•	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

While the Company has separate legal entities in each of the U.S., Canada, the U.K., India and Australia for which it is required to maintain separate accounting records, the Company has concluded that it operates in a single reportable segment. In reaching this conclusion, the Company applied the aggregation rules of ASC Topic 280-10, because the nature of its products, services, and the processes utilized to deliver its products and services are the same across each of its geographic territories. In addition, the Company does not internally report product-specific margins or operating profits of its various products, such as ReachSearch, ReachDisplay and TotalTrack. Further, the Company’s proprietary technology operates in a similar manner delivering similar products and services across all territories, providing for similar results and operating cost structures across all of the Company’s reporting units. In addition, the Company serves a similar class of clients, SMBs, across all of its reporting units. Finally, the Company’s chief decision maker, the Chief Executive Officer, evaluates its profit and loss on a consolidated basis. Accordingly, the Company respectfully submits that it is appropriate to report its business as a single operating segment.

The Company determined that each legal entity represents a reporting unit under the guidance provided in ASC 280-10. The Company respectfully advises the Staff that all of its goodwill stems from the purchase of ReachLocal Australia. Accordingly, the Company supplementally advises the Staff that it allocated all of the goodwill acquired in the acquisition of ReachLocal Australia to its Australian reporting unit.

24.	Please provide more information about the significance of the material factors contributing to or offsetting revenue growth. For example, for the Direct Local channel, you should discuss and quantify, to the extent practicable and material, the significance of increased numbers of Upperclassmen, increased production rates of Upperclassmen (due to increased tenure or otherwise), the introduction of new products, the entry into new markets and any other material factors. With respect to the National Brands, Agencies and Resellers channel, please provide more insight into the underlying causes of the sales reductions in your most recent nine months and increases prior to that period.

Response: In response to the Staff’s comment, the Company has added disclosure to page 49 to provide additional information about the significance of the material factors contributing to or offsetting growth, as well as more insight into the underlying causes of the sales reductions in the National Brands, Agencies and Resellers channel in the Company’s most recent nine months. However, the Company respectfully submits that, given the number of factors contributing to or offsetting revenue growth, including shifts in Company focus and external, macroeconomic factors that are often difficult to measure, it is not practicable to quantify the impact of these factors on revenue growth. Instead, the Company has attempted, where possible, to provide indications of the relative impact of the primary factors contributing to or offsetting revenue growth.

25.	We note that you expect each category of operating expenses to increase in absolute dollars in future periods. To the extent practicable, discuss expected material changes or trends in each category of expenses as a relative percentage of revenue as your business continues to grow.

Response: The Company advises the Staff that, over the past several years, it has significantly increased the scale of its operations, and it continues to operate with a view towards increasing its operating scale by increasing its sales force, its technical and product offerings, and the infrastructure to support them. In managing the business for anticipated scale, the Company expects each category of its operating expenses to increase in absolute dollars in future periods but not directly in response or in relation to revenues. Further, unlike a mature business where such operating expense expansion would be tied to current revenues and revenue growth with a goal of meeting a particular immediate operating income target, the Company is specifically making what it believes to be the appropriate current expenditures to support a long-term view of growth, acknowledging, but not managing to, the particular impact such decisions might have on near term periodic operating results. In addition, while the Company is making significant investments in future growth, it cannot predict accurately to what extent or when these investments will contribute to revenue growth. As a result of all of these factors, the Company respectfully submits that it does not believe that it has a reasonable basis upon which to make additional disclosures regarding changes in its categories of expenses as a percentage of revenues, and that, accordingly, any such disclosure would not be meaningful and could be potentially misleading to an investor in the context of the discussion of the Company’s results of operations.

26.	We note you expect that cash flow from operations, existing cash balances and proceeds from your initial public offering will be sufficient to continue funding our expansion activities. Please provide a more detailed assessment of the company’s ability to meet its short-term and long-term liquidity needs. Clarify whether you are relying on any expectations or trends with respect to cash provided by operations and identify and discuss any material uncertainties that could impact your expectations. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response: In response to the Staff’s comments Nos. 26, 27 and 28, the Company has revised its liquidity and capital resources disclosures on pages 57 and 58 to include a more detailed assessment of the Company’s ability to meet its short-term and long-term liquidity needs.

27.	We note that, despite your losses from operations, you have been producing positive cash flow from operations in recent periods, primarily due to increases in accounts payable and accrued liabilities and also in deferred revenue. Please discuss whether you expect this trend to continue and the material drivers of this trend.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on pages 57 and 58 to add discussion concerning whether it expects to continue producing positive cash flow from operations and the material drivers of this trend.

28.	Describe your material commitments and/or expectations for capital expenditures following the offering. Refer to Regulation S-K Item 303(a)(2).

Response: In response to the Staff’s comment, the Company has expanded the disclosure on pages 57 and 58 to include a description of its material commitments and/or expectations for capital expenditures following the offering.

29.	Although we note that you did not formally benchmark compensation against the peer group, you disclose that the Compensation Committee and the Board made decisions about your compensation program based on the peer group analysis, along with their own experience and judgment. Please provide more insight into how the peer group analysis informed the decisions of the Compensation Committee and Board with respect to establishing your compensation program and setting 2009 compensation levels.

Response: In response to the Staff’s comment, the Company has added disclosure to page 85 to clarify that the Company made limited changes to the compensation structure for the key members of the management team in 2009 compared to 2008. The Company supplementally advises the Staff that the peer group analysis by its compensation consultant from 2008 informed the decisions of the Compensation Committee and Board with respect to establishing a compensation program and setting 2009 compensation levels only to the extent that such analysis informed the decisions of the Compensation Committee and Board in setting 2008 compensation levels.

30.	We note that you use EBITDA Margin targets for your 2009 Executive Bonus Plan. We also note that in your selected financial data and the accompanying footnotes you identify Adjusted EBITDA as a non-GAAP performance measure used by management in determining compensation. Please clarify whether EBITDA Margin is derived from Adjusted EBITDA, and if not, why two different calculations of EBITDA are being used.

Response: The Company supplementally advises the Staff that EBITDA Margin is not derived from Adjusted EBITDA, but rather, as disclosed on page 86, is derived by dividing (a) Plan EBITDA for the Company’s North American operations for the fiscal year by (B) total Plan Revenue for the Company’s North American operations for such period. In 2009, when the Company adopted the 2009 Executive Bonus Plan, the Compensation Committee derived a measure of EBITDA (the “Plan EBITDA”) that it determined to be a relevant assessment of the performance of the Company. It elected to focus on the EBITDA of the Company’s North American operations because of the greater maturity of those operations. The Company’s UK operation was still essentially a start-up, and ReachLocal Australia was an unconsolidated joint venture. Accordingly, in response to the Staff’s comment, the Company has added disclosure to page 86 to clarify the primary differences between Adjusted EBITDA and Plan EBITDA and to clarify that, while the Compensation Committee determined that the EBITDA Margin Target was an appropriate measure to consider for 2009 compensation purposes, to the extent that EBITDA is a component of its compensation program in the future, it expects to use Adjusted EBITDA as the performance measure in the future.

31.	We note that cash bonuses are awarded pursuant to your 2009 Executive Bonus Plan based on Revenue and EBITDA Margin targets. Please disclose these target levels, as well as your performance against the targets during the relevant performance periods. In disclosing performance against the targets, please quantify and explain any discretionary adjustments made by the Compensation Committee.

Response: In response to the Staff’s comment, the Company has added language to pages 87, 88 and 89 to disclose Revenue and EBITDA Margin targets and respectfully advises the Staff that once the Company finalizes its consolidated financial statements for the year ended December 31, 2009, it will revise the disclosure in future amendments to the Registration Statement to include a discussion of performance against the targets during the relevant performance periods.

32.	Please update your tables to include information for the full fiscal year ended December 31, 2009.

Response: In response to the Staff’s comment, the Company has revised certain of the tables in the “Executive Compensation” section to include information for the full fiscal year ended December 31, 2009. The Company respectfully advises the Staff that certain other of the tables remain incomplete, but that once the Company finalizes its consolidated financial statements for the year ended December 31, 2009, it will revise all of the tables in the “Executive Compensation” section in future amendments to the Registration Statement.

33.	Please include the Grant-Date Fair Value column in your Grants of Plan-Based Awards table. Refer to Regulation S-K Item 402(d)(2)(viii).

Response: In response to the Staff’s comment, the Company has revised the Grants of Plan-Based Awards table to include a Grant-Date Fair Value column.

34.	Please file as an exhibit the amended and restated restricted stock purchase agreement referenced in the last paragraph of page 95.

Response: In response to the Staff’s comment, the Company has filed the form of amended and restated restricted stock purchase agreement referenced in the last paragraph of page 95 of the initial filing with Amendment No. 1.

35.	We note that the introductory paragraph on page 109 refers only to current directors, executive officers, and holders of more than 5% of your capital stock. Regulation S-K Item 404 defines a related person as a person within certain specific categories at any time during the period for which disclosure is required (i.e., during the company’s last three fiscal years and interim period in this case). Please confirm that you have disclosed all required related party transactions with any former related parties. Refer to Instruction 1 to Regulation S-K Item 404(a).

Response: In response to the Staff’s comment, the Company has revised the introductory paragraph on page 113 to eliminate the reference to “current” directors, executive officers and holders of more than 5% of the Company’s capital stock. The Company confirms that it has disclosed all required related party transactions with any former related parties pursuant to Regulation S-K Item 404(a).

36.	Disclose the per share offering price of the Series D preferred stock sold to entities affiliated with VantagePoint Venture Partners on September 17, 2007.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 113 to disclose the $9.226 per share offering price of the Series D preferred stock sold on September 17, 2007.

37.	Please file as an exhibit the Stockholders’ Agreement, dated September 11, 2009.

Response: The Company has filed the Stockholders’ Agreement, dated September 11, 2009, with Amendment No. 1.

38.	Describe briefly the factors that J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith would consider in determining whether to consent to the sale of shares by you, your directors and officers, and certain of your significant stockholders before the lock-up period’s expiration.

Response: In response to the Staff’s comment, the underwriters have informed the Company that there are no agreements or understandings between the underwriters and any persons subject to the lock-up agreements to permit those persons to resell their shares before the expiration of the lock-up period. The underwriters have advised the Company that they do not have any pre-established conditions to waiving the terms of the lock-up agreements and that they consider waivers after evaluating the unique facts and circumstances of each individual’s request for such a waiver. Accordingly, the Company does not expect any waivers of the lock-up agreements from the lead underwriters. In light of this, the Company respectfully submits that any disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by the lead underwriters to waive lock-up restrictions in this transaction. Thus, the Company has not included any additional disclosure in response to the Staff’s comment.

39.	We note your disclosure stating that due to the recent acquisition of ReachLocal Australia, management determined that there was no impairment of goodwill as of September 30, 2009. In this regard, tell us the date as to when you will perform your annual impairment test under ASC Topic 350-20-35.

Response: The Company respectfully advises the Staff that it intends to perform its annual impairment test under ASC Topic 350-20-35 as of the first day of its 4th fiscal quarter, October 1, 2010.

40.	We note that you referred to intangible assets in the fourth paragraph. It appears that these are finite lived assets which should be reported elsewhere. Please advise or revise.

Response: The Company respectfully submits to the Staff that disparity in practice exists between registrants as to the appropriate location of the disclosure for the discussion of finite lived intangible assets. Given the Staff’s preference, the Company respectfully advises the Staff that it will relocate such disclosure from “Goodwill and Intangible Assets” to “Long-Lived Assets” in its consolidated financial statements for the year ended December 31, 2009 in a subsequent amendment to the Registration Statement.

41.	We note that ReachLocal Australia was formed as a 50/50 joint venture between you and NetUs to provide your online marketing services to Australia and New

Zealand. Citing the terms of the joint venture agreement and the investors’ respective rights and obligations, tell us your analysis as to whether ReachLocal Australia constituted a variable interest and if you or any of your co-investors were deemed a primary beneficiary. Refer to paragraphs ASC Topic 810-10-15 and ASC Topic 820-10-25-38.

Response: Paragraph (d) of ASC 810-10-15-17 states:

d. A legal entity that is deemed to be a business need not be evaluated by a reporting entity to determine if the legal entity is a VIE under the requirements of the Variable Interest Entities Subsections unless any of the following conditions exist (however, for legal entities that are excluded by this provision, other generally accepted accounting principles [GAAP] should be applied):

1. The reporting entity, its related parties (all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d)(1)), or both participated significantly in the design or redesign of the legal entity. However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchisee.

2. The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties.

3. The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity.

4. The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

The Company respectfully submits to the Staff that the joint venture with NetUs was an active operating business and did not constitute a variable interest because none of the above exceptions exists, as discussed below.

1. The Company’s agreement with NetUs was a bona-fide joint venture arrangement, and the risks and corresponding rewards were shared equally between the parties. Control of the joint venture was shared through equal board representation, as well as agreement on strategic alternatives, major decisions, the annual operating plan and selection of the CEO. The Company and NetUs are not related parties, as they do not fall under common control or have related shareholders.

2. The Company did not participate significantly in the design of ReachLocal Australia, and ReachLocal Australia was not designed so that substantially all of its activities involved the Company or were conducted on behalf of the Company. NetUs provided banking guarantees and local market experience to ReachLocal Australia management, and ReachLocal Australia independently managed its business, including such key matters as hiring and terminating all employees, negotiating and contracting with all vendors (including key internet publishers), leasing office space and other day-to-day matters.

3. The Company did not provide more than half of the total equity or other forms of financial support to ReachLocal Australia. By way of background, the joint venture was initially capitalized with US$2,000,000 from NetUs and a contribution of software and services pursuant to a software license agreement from the Company, which the parties agreed to value equally to the cash contribution from NetUs. Accordingly, the equity and corresponding voting power was split equally between ReachLocal and NetUs. Pursuant to a first amendment to the joint venture agreement, NetUs agreed to contribute an additional US$750,000 of capital to the joint venture as compared to a credit against future services of US$250,000 contributed by the Company. Pursuant to a second amendment, each of NetUs and the Company contributed an additional A$900,000 in cash. The Company was not obligated to fund the losses of ReachLocal Australia or to provide any additional cash.

Although the joint venture agreement governing the relationship did place restrictions on how the shareholders could dispose of their respective interests, these restrictions did not constrain either party’s ability to manage the economic risks or realize the economic rewards through a sale of its interest. Pursuant to the agreement, neither shareholder had the right over the other to prevent a sale of the other’s interest. Although both shareholders were required to hold their interest for three years, this condition was put in place to reduce the risk that either party would sell early in the life cycle of the enterprise and create risk of management turnover.

4. None of the activities of the joint venture was primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

In addition, the Company considered whether the software license agreement itself could be considered a variable interest or whether it allowed the Company to have a level of control over the joint venture such that it was the primary beneficiary. The Company concluded that it had no ability to pose restrictions or other types of influence on the business activities of the joint venture. The purpose of the software license agreement was to provide exclusivity of territory, ensure that the software was maintained appropriately, and protect NetUs against technological obsolescence with regard to the Australian Platform. The Company’s ability to terminate the license was limited to situations where (1) ReachLocal Australia materially breached the agreement without remedying such breach within 90 days after notification by the Company of such breach, (2) ReachLocal Australia entered into bankruptcy proceedings, (3) an order was made or an effective resolution passed for winding-up, liquidation or dissolution of ReachLocal Australia, (4) ReachLocal Australia became insolvent or (5) ReachLocal Australia ceased to provide the localized version of the Company marketing service for 90 days, other than certain exceptions.

Based on the analysis above, the Company concluded and respectfully submits to the Staff that ReachLocal Australia is not a variable interest entity as defined under ASC Topics 810 and 820.

42.	We note that in exchange for your 50% ownership interest in the joint venture, you entered into a software license agreement with ReachLocal Australia. Under the software license agreement you developed and supported proprietary software, similar to your current proprietary software used in the United States. Tell us how you accounted for the services provided under the software license agreement. Tell us why you did not increase the carrying value of your investment in ReachLocal Australia.

Response: The Company advises the Staff that services provided by the Company under the software license agreement relate to maintenance, technical support services, campaign provisioning and campaign management fees. The fees were negotiated in advance at the time of the initial ReachLocal Australia joint venture agreement and were included in the software license agreement. The Company supplementally advises the Staff that costs incurred in delivering these services were expensed as incurred and the related revenues were included in revenue in the Company’s consolidated financial statements. There were no revenues recorded under this agreement in the Company’s consolidated financial statements for the year ended December 31, 2007. Revenues recorded for the year ended December 31, 2008 and the nine month period ended September 30, 2009 were not significant. The Company did not capitalize these costs as part of the investment in ReachLocal Australia as there was no basis in the investment and any increases would have been immediately been written down to zero and expensed to the statement of operations.

43.	Citing the terms of your software license agreement with ReachLocal Australia, tell us if the underlying arrangement may be deemed a collaborative agreement and if so, how you complied with the pertinent guidance. Refer to ASC Topic 808.10.

Response: As discussed in Note 4 to the consolidated financial statements on page F-19, ReachLocal Australia was formed as a joint venture between the Company and NetUs Pty Ltd pursuant to a joint venture agreement and a software license and contribution agreement. Pursuant to the joint venture agreement, ReachLocal Australia was formed as a separate corporate limited liability entity operating in and under the laws of Australia. The joint venture managed its own sales process, hired its own employees, managed its own cash activities, and entered into separate and independent vendor arrangements, including those necessary with the relevant internet publishers in the region. As such, while the Company provided certain services to ReachLocal Australia pursuant to the software license agreement, the Company respectfully submits to the Staff that the principal business activities of the joint venture occurred within the separate legal entity.

Under ASC Topic 808-15-4, a collaborative arrangement is not an arrangement operated through a separate legal entity. Therefore, the Company accounted for the investment in and operating results of ReachLocal Australia as a joint venture under ASC Topic 810-323-10, as provided for under ASC Topic 808. Additionally, the joint venture agreement did not include any requirements for true-up or other payments to be made between the Company and NetUs. As such, the Company respectfully submits to the Staff that it appropriately accounted for its investment in ReachLocal Australia as a joint venture and not as a collaborative agreement.

44.	We note that during 2007, your proportionate loss in ReachLocal Australia exceeded the carrying value of your investment and therefore you reduced the carrying value of your investment to zero. Please disclose what the carrying value of your investment was prior to the impairment. Additionally, tell us why your total share of losses (“Equity in Losses of ReachLocal Australia”) for all years as reported on page F-4 differs substantially from an estimable share of your losses based on the accumulated deficit of ReachLocal Australia as reported on page F-36.

Response: The Company supplementally advises the Staff that its total share of losses for all years as reported on page F-4 is substantially less than the accumulated deficit of ReachLocal Australia as reported on page F-36 because the Company recorded its initial investment in the joint venture at cost, or $0. Furthermore, since the Company had no obligation to fund the losses of the joint venture, the Company only recognized losses to the extent it provided subsequent funding to the joint venture, and the Company did not record a liability for its proportionate share of the joint venture’s accumulated deficit. The Company supplementally advises the Staff that the following table summarizes its investment basis and how subsequent funding requirements were recognized:

	Contributions	Impairments	Total Carrying Value	Loss reported in consolidated statement of operations
Initiation of the joint venture	$—	$—	$—	$—

Amount at December 30, 2006	—	—	—	—
Contribution of services under amendment #1	250	(250)	—	250

Amount at December 30, 2007	250	(250)	—	250
Contribution of cash under amendment #2	813	(813)	—	813

Amount at December 30, 2008	1,063	(1,063)	—	813
Amount at September 30, 2009	$1,063	$(1,063)	$—	$—

As discussed in the Company’s response to the Staff’s comment No. 22 above, the Company did not contribute to the carrying value of the joint venture any of the costs capitalized related to its international platform development, as such enhancements and features were materially for the continuing ability to utilize the RL Platform to support operations in multiple non-US territories. For example, the same enhancements and features developed and used in the Australian Platform are also being utilized in the extensions of the RL Platform that have been supporting the Company’s operations in the United Kingdom and Canada since the beginning of early 2008. However, a small portion of the $140,000 capitalized during 2007 relates directly to features specific to the software licensed to ReachLocal Australia and the operations of that joint venture, an amount that the Company estimates is significantly below $75,000 based upon its knowledge of the activities that occurred in 2007. The Company believes that these amounts are immaterial to all periods presented on both a quantitative and a qualitative basis for the following reasons:

•

On a quantitative basis, the impact of adjusting the Company’s equity in losses of ReachLocal Australia would have been less than 3% of net income and diluted earnings per share for all periods presented.

•

On a qualitative basis, the impact of adjusting for the amount would not have had a directional or material impact on loss from operations or net loss as reported by the Company, nor would it have had any impact on compensation or other related matters.

As a result, the Company respectively submits to the Staff that any adjustment is or would be immaterial and does not believe any adjustment is necessary.

45.	Refer to the table on page F-21 summarizing the fair value of net assets acquired. Tell us your analysis as to why you did not give recognition to reacquired license rights (“perpetual right and license to use the Australian Platform”) arising from your pre-existing software license agreement with ReachLocal Australia. Refer to paragraph 20 of ASC Topic 805-20-30 and additionally paragraphs 21 and 23 of ASC Topic 805-10-55.

Response: ASC 805-20-30-20 states: “The acquirer shall measure the value of a reacquired right recognized as an intangible asset in accordance with paragraph 805-20-25-14 on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.”

The software license agreement with ReachLocal Australia stipulated that rights to the Australian platform terminated upon the occurrence of either (i) a change of ownership or (ii) upon ReachLocal Australia licensing the intellectual property to an unrelated party. As such, the software license agreement terminated upon the close of the acquisition of ReachLocal Australia, given the change of ownership. Therefore, the Company respectfully submits to the Staff that there was no future remaining contract period.

The Company also considered whether the cancellation of the software license agreement was a settlement of a preexisting contractual relationship. Because the agreement was terminated without penalty, the Company respectfully submits to the Staff that there should be no settlement gain or loss recognized on the license agreement in connection with the business combination.

46.	Tell us in more detail how you determined the fair value of the identifiable intangible assets acquired.

Response: The Company supplementally advises the Staff that it determined the fair value of the intangible assets acquired in the acquisition of ReachLocal Australia by first identifying all potential intangible assets related to the acquisition. Potential intangible assets were identified through an assessment of the economics of the transaction, a review of documentation obtained both internally and from ReachLocal Australia, and discussions with ReachLocal Australia management. In the identification and determination of value for intangible assets, the Company made an assessment considering the factors specific to each asset, including, but not limited to, the value of economic or monetary benefits to the owners and the measurability of that benefit, the enhancement to other assets with which it may be associated, the decay of the economic life and the relative risk profile of the asset.

From this assessment, the Company determined that both the existing client relationships and assembled workforce were the only identifiable intangible assets acquired. In accordance with ASC 805-20-55-6, the Company did not recognize the estimated fair value of the assembled workforce separate from goodwill. The Company determined that there were no other separate identifiable intangible assets as set forth in ASC 805.

The client relationships were valued using the Multi-Period Excess Earnings Method, a specific application of the discounted cash flow method. The assumptions used under this method are summarized as follows:

•

Forecasted revenue base – the revenue base applied in the analysis of the existing customer relationships was estimated using the Company’s forecasted revenues for ReachLocal Australia as of September 2009.

•	Expense margins – operating expense margin estimates were provided by ReachLocal Australia management based on the margins of the business as a whole, excluding depreciation and amortization.

•	Income tax – an effective tax rate was utilized, which represents the corporate tax rate for Australian companies.

•

Charges for the use of contributory assets – the Company used an after-tax contributory asset charge supported by the Exposure Draft issued by the Appraisal Foundation’s Best Practices for Financial Reporting, Contributory Asset Working Group.

•	Attrition rate – the forecasted revenue base was decayed over time using an estimated attrition rate.

•

Discount rate – the Company applied a discount rate of 32% to present value the cash flows for this asset. The selected discount rate reflected the risk profile of the subject asset in relation to the calculated WACC for ReachLocal Australia.

Based on the analysis above, the Company recorded an intangible asset for customer relationships in the amount of $2.3 million on the purchase date of September 11, 2009.

47.	Please tell us how you determined the periods to be presented for the financial statements required under Rule 3-05 of Regulation S-X and the results of your significance tests.

Response: The Company respectfully advises the Staff that its significance tests were calculated based upon the guidance set forth in Rule 3-05 of Regulation S-X. The Company supplementally submits to the Staff the following table summarizing its calculations:

RegS-X.T.Rule1-02(w)(1) - the “Investment Test”:
Purchase price	$17,931,000
Consolidated total assets of registrant as of December 31, 2008	$51,124,000

Investment Test Result	35.07%

RegS-X.T.Rule1-02(w)(2) “Asset Test” :
Assets of ReachLocal Australia as of its most recent fiscal year end, June 30, 2009	$3,817,474
Consolidated total assets of registrant as of December 31, 2008	$51,124,000

Asset Test Result	7.47%

RegS-X.T.Rule1-02(w)(3) the “Income Test” :
Income (loss) from continuing operations as adjusted* under S-X of ReachLocal	$(2,267,000)
Australia for year ended June 30, 2009
Consolidated income (loss) from continuing operations as adjusted* of registrant for year ended December 31, 2008	$(6,853,000)

Income Test Result	33.08%

* Income (loss) from continuing operations is adjusted to exclude income taxes, extraordinary items and cumulative effect of changes in accounting principals under S-X.T.Rule1-02(w)(3).

Based upon the above computations, and in accordance with Rule 3-05(b)(2)(ii), the Company has furnished the most recent fiscal year-end financial statements of ReachLocal Australia, which was as of June 30, 2009, as two conditions specified in Rule 1-02(w) exceed 20 percent, but not 40 percent.

48.	Per ReachLocal Australia’s disclosure, the software license which you granted is stated at the estimated fair value based on the capital contributed by NetUs at the formation of the joint venture. Citing your basis in the accounting literature, tell us how you accounted for your respective contribution in your financial statements at the inception of the agreement.

Response: The Issue Paper “Accounting for the Contributed Assets by a Joint Venture” as attached to the Minutes of the Professional Standards Group (PSG) Meeting with the SEC Staff dated November 18, 1988 describes diversity in practice with regard to how joint ventures account for contributed assets received. In this Issue Paper, the PSG provides four different cases with varying assumptions and accounting alternatives. In Case 3, a scenario that describes property contributed to a joint venture with fair value in excess of historical cost, one of the accounting alternatives presented is to record the contributed property at fair value on the books of the joint venture. In the SEC’s response to the discussion of the PSG, the Company noted that the SEC staff indicated that they would permit recording the contributed property at fair value when the other investor contributes cash in an amount equal to the fair value of the property contributed by the first venture and such cash remains in the joint venture, neither investor unilaterally controls the joint venture, the investors are unaffiliated, and neither investor in the joint venture has a preference in the allocation of equity or profits or losses.

In the case of RL Australia, NetUs contributed cash equal to the fair value of the software license contributed by the Company, neither the Company nor NetUs had unilateral control of the joint venture, the Company is not an affiliate of NetUs, and neither party had preference in the allocation of equity or earnings. Accordingly, the Company respectfully submits to the Staff that it was appropriate for ReachLocal Australia to measure the value of the equity issued to the Company at the estimated fair value of $2,000,000 corresponding to the cash contribution by NetUs. The Company supplementally submits to the Staff that ReachLocal Australia recorded a corresponding asset for the software license in the same amount.

ASC 323-10-30-2 requires an investor to measure an investment in the common stock of an investee initially at cost. As discussed in the response to the Staff’s comment No. 44, the Company did not allocate costs to its investment in ReachLocal Australia since these amounts were deemed immaterial for all periods presented. The Company’s process to develop the exclusive RL Australian Platform was to copy the Company’s existing platform and make modifications such that it can expand into foreign territories without major modifications to its code base. Such modifications, for which the Company bore approximately $140,000 of costs, principally added international functionality and value regardless of the success or failure of the joint venture in Australia since this functionality was the basis for the Company’s expansion into other territories such as Canada and the United Kingdom. Only a very small portion of the costs incurred related to Australia specific data loaded into the Platform. The limited software costs specifically associated with the Australian components of the software were not segregated from other development costs and, as such, no amount of the costs was specifically allocated to the basis in ReachLocal Australia. As discussed in the response to the Staff’s comment No. 44, the Company respectfully submits that any effect of failing to capitalize such costs to the carrying value of ReachLocal Australia was immaterial. As such, the carrying value in ReachLocal Australia was zero on its formation.

49.	Tell us in more detail why you believe it is appropriate to eliminate the impact of reducing deferred revenues acquired by the company and increase revenues by the same amount.

Response: The Company respectfully refers the Staff to Regulation S-X, Rule 11-02(b)(5), which states that the pro forma condensed income statement shall disclose income (loss) from continuing operations before nonrecurring charges directly attributable to the transaction.

In accounting for the acquisition of ReachLocal Australia, the Company recorded a reduction to the deferred revenues to reflect its obligation related to those revenues at the estimated fair value in accordance with ASC Topic 805. Due to the nature of the Company’s business, deferred revenue balances are generally earned within 30 days of recording deferred revenue from a client. Accordingly, the deferred revenue adjustment reduces revenue in the 30 days following the date of acquisition. As this adjustment will be included in the Company’s consolidated statement of operations as a reduction of revenues within 12 months following the acquisition, it is being added back to revenues in the pro forma statement of operations. The Company believes the adjustment to reduce deferred revenues is a nonrecurring item and is based on an adjustment to the valuation of deferred revenues under ASC Topic 805. Accordingly, the Company has reflected a pro forma adjustment to eliminate the reduction of revenue from the pro forma statement of operations.

The Company acknowledges the Staff’s comment and has amended Note 2(b) on page F-51 to read as follows:

“(b) To eliminate the impact in ReachLocal, Inc.’s historical statement of operations for revenue reductions resulting from the application of purchase accounting under SFAS 141R. Revenues earned by ReachLocal for deferred revenues purchased as part of the acquisition of ReachLocal Australia were adjusted to reflect the cost required to service the deferred revenue and accordingly, no profit margin was recorded for this revenue. This adjustment reverses this impact to demonstrate the Company’s historical margin on its revenues.”

50.	We note that you filed a Form D on July 31, 2009 related to an offering pursuant to Rule 506 with a first sale date of December 18, 2007. Please tell us which of the sales disclosed here is related to this Form D.

Response: This Form D was filed in connection with grants to certain of our directors, executive officers and employees who qualify as “accredited investors” (as defined in Rule 501 of Securities Act) of options to purchase shares of common stock under our 2004 Plan and our 2008 Plan. The Company filed this Form D late. The issuances took place between December 2007 and July 2009 in reliance on Rule 506 of the Securities Act and are included in number 5 of the “Recent Sales of Unregistered Securities” section of Part II on page II-3.

The Company supplementally advise the Staff that on January 29, 2010, the Company filed an additional Form D in connection with grants to certain of its executive officers and employees who qualify as “accredited investors” (as defined in Rule 501 of the Securities Act) of options to purchase shares of common stock under its 2008 Plan. The Company filed this Form D late. The issuances took place between April 2009 and October 2009 in reliance on Rule 506 of the Securities Act and are also included in number 5 of the “Recent Sales of Unregistered Securities” section of Part II on page II-3.

51.	Please explain to us why you have not filed as an exhibit any of the agreements related to your acquisition of 100% of ReachLocal Australia, which was completed in September, 2009. Refer to Regulation S-K Item 601(b)(2).

Response: Item 601(b)(2) of Regulation S-K requires an issuer to file any “material” plan of acquisition. The Company respectfully submits that it does not believe that the agreements related to the Company’s acquisition of ReachLocal Australia are “material,” and therefore are not required to be filed with the Commission. The transactions contemplated by these agreements closed on September 11, 2009. Under the agreements, continuing rights and obligations of the parties consist solely of indemnities between the parties. However, the definitive purchase agreement provides that most of these indemnity obligations survive only until consummation of an initial public offering. Certain other indemnity obligations of the parties (relating to matters like so-called “fundamental representations,” e.g. due authorization, enforceability, etc.) survive indefinitely or until the 30th day after the expiration of the applicable statute of limitations. However, the Company believes that it is very unlikely any claims would be made in respect of these limited indemnity rights, and that any recovery would be immaterial. In light of the foregoing, the Company believes that these agreements will have little, if any, impact on the Company going forward, and that, accordingly, filing these agreements as exhibits to the Registration Statement would not provide investors with information that would be material to an investment decision.

*        *        *        *

Please do not hesitate to contact me by telephone at (213) 891-8640 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Bradley A. Helms

Bradley A. Helms

of LATHAM & WATKINS LLP

Enclosures

cc:	Zorik Gordon, ReachLocal, Inc.

Adam F. Wergeles, Esq., ReachLocal, Inc.

Christopher L. Kaufman, Esq., Latham & Watkins LLP